UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Virtual Medical Centre, Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Cliff Rock Resources Corp.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Virtual Medical Centre, Limited
Attn: Mr. Wayne Hughes
Level 4
201 Miller Street
North Sydney NSW 2060
Australia
Tel: +81 8 9388 0344

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

•	Form of Shareholder Letter, dated April 30, 2010
•	Form of Share Sale Agreement for Non U.S. Holders, dated April 30, 2010
•	Form of Share Sale Agreement for U.S. Holders, dated April 30, 2010

Item 2.                      Informational Legends

The required legends are included in the Share Sale Agreements referred to in Item 1.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Not Applicable

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 4, 2010.

CLIFF ROCK RESOURCES CORP.

By:            /s/ Michael Raymont
Name:       Michael Raymont
Title:	President